INITIAL CAPITAL AGREEMENT

February 15, 2010

Papp Investment Trust
225 Pictoria Drive
Suite 450
Cincinnati, Ohio 45246

Ladies and Gentlemen:

The undersigned hereby subscribes for 10,000 Shares of Beneficial Interest, no par value, of the Papp Small & Mid-Cap Growth Fund, a series of Papp Investment Trust, an Ohio business trust, at $10.00 per share for an aggregate purchase price of $100,000.  By signing below, payment in full is confirmed.

The undersigned represents and agrees that it is purchasing these Shares for investment purposes, for its own account and risk and not with a view to any sale, division or other distribution thereof within the meaning of the Securities Act of 1933, nor with any present intention of distributing or selling such shares.

Very truly yours,

Rosellen Papp IRA Contributory

By: /s/ Rosellen Papp

Confirmed and Accepted:

Papp Investment Trust

By: /s/ L. Roy Papp

Its: President